EXHIBIT 99.16

Bylaw No. 1 and Bylaw No. 2, effective July 25, 2002 and confirmed by Shareholders on September 19, 2002, and Bylaw No. 3 effective April 13, 2004 and confirmed by Shareholders on September 16, 2004

AnorMED Inc.

BY-LAW NO.  1

TABLE OF CONTENTS

INTERPRETATION

1.

Interpretation

SEAL

2.

Seal

DIRECTORS

3.

Number

4.

Term of Office

5.

Vacation of Office

6.

Election and Removal

7.

Committee of Directors

MEETINGS OF DIRECTORS

8.

Place of Meetings

9.

Notice

10.

Omission of Notice

11.

Adjournment

12.

Quorum

13.

Participation by Communications Facility

14.

Voting

15.

Resolution in lieu of meeting

REMUNERATION OF DIRECTORS

16.

Remuneration of Directors

SUBMISSION OF CONTRACTS OR TRANSACTIONS
TO SHAREHOLDERS FOR APPROVAL

17.

Submission of Contracts or Transactions To Shareholders for Approval

FOR THE PROTECTION OF DIRECTORS AND OFFICERS

18.

Conflict of Interest

19.

For the Protection of Directors and Officers

INDEMNITIES TO DIRECTORS AND OFFICERS

20.

Indemnity to Directors an Officers

21.

Insurance

OFFICERS

22.

Appointment

23.

Remuneration and Removal

24.

Powers and Duties

25.

Duties may be delegated

26.

Chairman of the Board

27.

Vice-Chairman of the Board

28.

President

29.

Vice-President

30.

Secretary

31.

Treasurer

32.

Assistant Secretary and Assistant Treasurer

33.

Managing Director

34.

General Manager or Manager

35.

Vacancies

SHAREHOLDERS' MEETINGS

36.

Annual Meeting

37.

Special Meetings

38.

Notice of Shareholders' Meetings

39.

Waiver of Notice

40.

Omission of Notice

41.

Voting

42.

Chairman of the Meeting

43.

Proxies

44.

Adjournment

45.

Quorum

46.

Attendance at Shareholders' Meeting

47.

Resolution in lieu of Meeting

SECURITIES

48.

Allotment and Issuance of Shares

49.

Certificates

TRANSFER OF SECURITIES

50.

Transfer Agent and Registrar

51.

Securities Registers

52.

Surrender of Certificates

53.

Shareholder indebted to the Corporation

54.

Lost, Apparently Destroyed or Wrongfully Taken Security Certificates

DIVIDENDS

55.

Dividends

VOTING SHARES AND SECURITIES IN OTHER BODIES CORPORATE

56.

Voting Shares and Securities in Other Bodies Corporate

INFORMATION AVAILABLE TO SHAREHOLDERS

57.

Confidential Information Not Available to Shareholders

58.

Availability of Corporate Records to Shareholders

NOTICES

59.

Procedure for Giving Notices

60.

Securities registered in more than one name

61.

Persons becoming entitled by operation of law

62.

Deceased Security Holders

63.

Signature to notices

64.

Computation of time

65.

Proof of service

CHEQUES, DRAFTS AND NOTES

66.

Cheques, Drafts and Notes

CUSTODY OF SECURITIES

67.

Custody of Securities

EXECUTION OF INSTRUMENTS

68.

Execution of Instruments

FINANCIAL YEAR

69.

Financial Year

EFFECTIVE DATE

70.

Effective Date

MAKE, AMEND OR REPEAL BY-LAWS

71.

Make, Amend or Repeal of By-laws

72.

Effect of Amendment or Repeal of By-laws

AnorMED Inc.

BY-LAW NO.  1

A by-law relating generally to the conduct of the affairs of the Corporation.

INTERPRETATION

1.

Interpretation.  In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a)

"Act" means the Canada Business Corporations Act, R.S.C. 1985, c.  C-44 together with any regulations thereto, in each case as from time to time amended and every statute or regulation that may be substituted therefor and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Act shall be read as references to the substituted provisions therefor in the new statute or regulation as the case may be;

(b)

"articles" means the articles, as that term is defined in the Act, of the Corporation, as amended or restated from time to time;

(c)

"auditor" means the auditor of the Corporation;

(d)

"board" or "board of directors" means the board of directors of the Corporation;

(e)

"by-law" means any by-law of the Corporation from time to time in force and effect;

(f)

"Corporation" means AnorMED Inc.;

(g)

"director" means a director of the Corporation;

(h)

"documents" includes

(i)

deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, movable or immovable;

(ii)

agreements, instruments, certificates, releases, and receipts and discharges for the payment of money or other obligations;

(iii)

certificates evidencing, and conveyances, transfers and assignments of, shares, share warrants, options, bonds, debentures or other securities; and

(iv)

all other paper writings of the Corporation;

(i)

"electronic document" means, except in the case of a statutory declaration or affidavit required under the Act, any form of representation of information or of concepts fixed in any medium or by electronic, optical or other similar means and that can be read or perceived by a person or by any means;

(j)

"officer" has the meaning set forth in the Act but reference to any specific officer is to the individual holding that office of the Corporation;

(k)

"proxyholder" means a person holding a valid proxy for a shareholder;

(l)

"shareholder" means a shareholder of the Corporation;

(m)

"voting person" means, in respect of a meeting of shareholders, a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at that meeting or a duly authorized proxyholder of a shareholder entitled to vote at that meeting.

(n)

unless otherwise defined herein, all terms which are contained in the by-laws and which are defined in the Act shall have the meanings given to such terms in the Act;

(o)

words importing the singular number only shall include the plural and vice versa and words importing a specific gender shall include the other genders; and

(p)

the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

SEAL

2.

Seal.  The Corporation may but need not have a corporate seal.  Any corporate seal adopted for the Corporation shall be such as the board of directors may by resolution from time to time approve.

DIRECTORS

3.

Number.  Subject to any unanimous shareholder agreement, the business and affairs of the Corporation shall be managed by, or the management of the business and affairs of the Corporation shall be supervised by, a board of directors consisting of the number of directors set out in the articles of the Corporation or, where a minimum and maximum number is provided for in the articles, such number of directors as shall be determined from time to time by ordinary resolution of the shareholders.  Except as otherwise specifically required by, and so long as required by, the Act, at least twenty-five percent of the directors shall be resident Canadians; however, if the Corporation has less than four directors, at least one director must be a resident Canadian.  If any of the issued securities of the Corporation are or were a part of a distribution to the public, the Corporation shall have not fewer than three directors and at least two of the directors shall not be officers or employees of the Corporation or any affiliate of the Corporation.

4.

Term of Office.  A director's term of office, subject to: (a) the provisions of the articles or by-laws of the Corporation; (b) the provisions of the Act; (c) any unanimous shareholder agreement; and (d) any expressly stated term of office; shall be from the date on which he is elected or appointed until the annual meeting next following.

5.

Vacation of Office.  The office of a director shall ipso facto be vacated: (a) if he becomes bankrupt or suspends payment of his debts generally or compounds with his creditors or makes an authorized assignment or is declared insolvent; (b) if he is found to be a mentally incompetent person; (c) if by notice in writing to the Corporation he resigns his office, which resignation shall be effective at the time it is received by the Corporation or at the time specified in the notice, whichever is later; (d) if he dies; or (e) if he is removed from office by the shareholders in accordance with paragraph 6 hereof.

6.

Election and Removal.  Subject to Section 109 of the Act, the shareholders of the Corporation shall elect, at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders following the election.  A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his election, but, if qualified, is eligible for re-election.  If directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected.  Provided always that, subject to Section 109 of the Act, the shareholders of the Corporation may, by ordinary resolution passed at a special meeting of shareholders, remove any director or directors from office and a vacancy created by the removal of a director may be filled at the meeting of the shareholders at which the director is removed.

7.

Committee of Directors.  The directors may appoint from among their number a committee of directors and subject to the Act may delegate to such committee any of the powers of the directors.  Subject to the Act, by-laws and any resolution of the board of directors, the committee of directors, if any, may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit and may from time to time adopt, amend or repeal rules or procedures in this regard.  Subject to the Act, except to the extent otherwise determined by the board of directors or, failing such determination, as determined by the committee of directors, the provisions of paragraphs 8 to 15 of this by-law, inclusive, shall apply, mutatis mutandis, to such committee.

MEETINGS OF DIRECTORS

8.

Place of Meetings.  Meetings of the directors may be held at any place within or outside Canada.

9.

Notice.  A meeting of directors may be convened by the Chairman of the Board, the Vice-Chairman of the Board, the Managing Director, the President if he is a director, a Vice-President who is a director or any two directors at any time and the Secretary, when directed or authorized by any of such officers or any two directors, shall convene a meeting of directors.  Except as otherwise required by the Act, the notice of any meeting convened as aforesaid need not specify the purpose of or the business to be transacted at the meeting.  However, so long as required by the Act, a notice of meeting of directors shall specify any matter referred to in subsection 115(3) of the Act that is to be dealt with at the meeting.  Notice of any such meeting shall be served in the manner specified in paragraph 59 of this by-law not less than two days (exclusive of the day on which the notice is delivered or sent but inclusive of the day for which notice is given) before the meeting is to take place; provided always that a director may in any manner waive notice of a meeting of directors either before or after a meeting and attendance of a director at a meeting of directors shall constitute a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called; provided further that meetings of directors may be held at any time without notice if all the directors are present or deemed to be present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all of the absent directors waive notice before or after the date of such meeting.

If the first meeting of the directors following the election of directors by the shareholders is held immediately thereafter, then for such meeting or for a meeting of the directors at which a director is appointed to fill a vacancy in the board, no notice shall be necessary to the newly elected or appointed directors or director in order to legally constitute the meeting, provided that a quorum of the directors is present or deemed to be present.

The board may appoint, by resolution, dates, times and places for regular meetings of the board.  A copy of any such resolution shall be given to each director forthwith after being passed, but no other notice is required for any such meeting except where the Act requires the purpose of or the business to be transacted at a meeting to be specified.

10.

Omission of Notice.  The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any person shall not invalidate any resolution passed or any proceeding taken at such meeting.

11.

Adjournment.  Any meeting of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting to a fixed time and place.  Notice of any adjourned meeting of directors is not required to be given if the time and place of the adjourned meeting is announced at the original meeting.  Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat.  The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting.  If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.  Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

12.

Quorum.  A majority of the number of directors in office from time to time shall form a quorum for the transaction of business at a meeting and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of directors.  No business shall be transacted at a meeting of directors unless a quorum of the board of directors is present or deemed to be present and, except as otherwise permitted by the Act and so long as required by the Act, at least twenty-five percent of directors present or deemed to be present are resident Canadians or if the Corporation has less than four directors, at least one of the directors present or deemed to be present is a resident Canadian.

13.

Participation by Communications Facility.  A director may, in accordance with the Act and if all directors consent, participate in a meeting of the directors of the Corporation by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.  A director participating in such a meeting shall be deemed to be present at that meeting.

14.

Voting.  Questions arising at any meeting of the board of directors shall be decided by a majority of votes.  In case of an equality of votes the chairman of the meeting in addition to his original vote shall have a second or casting vote.

15.

Resolution in lieu of meeting.  Notwithstanding any of the provisions of this by-law, but subject to the Act or any unanimous shareholder agreement, a resolution in writing, signed by all of the directors entitled to vote on that resolution at a meeting of the directors is as valid as if it had been passed at a meeting of the directors.  Resolutions signed in lieu of a meeting may be signed in two or more counterparts which together shall be deemed to constitute one resolution in writing.

REMUNERATION OF DIRECTORS

16.

Remuneration of Directors.  The remuneration to be paid to the directors shall be such as the board of directors shall from time to time determine and such remuneration shall be in addition to the salary paid to any officer or employee of the Corporation who is also a member of the board of directors.  The board of directors may also award special remuneration to any director undertaking any special services on the Corporation's behalf other than the routine work ordinarily required of a director by the Corporation and the confirmation of any such resolution or resolutions by the shareholders shall not be required.  The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

SUBMISSION OF CONTRACTS OR
TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL

17.

Submission of Contracts or Transactions To Shareholders for Approval.  The board of directors in its discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and, subject to the provisions of Section 120 of the Act, any such contract, act or transaction that shall be approved, ratified or confirmed by a resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation's articles or any other by-law) shall be as valid and as binding upon the

Corporation and upon all the shareholders as though it had been approved, ratified or confirmed by every shareholder of the Corporation.

FOR THE PROTECTION OF DIRECTORS AND OFFICERS

18.

Conflict of Interest.  In supplement of and not by way of limitation upon any rights conferred upon directors and officers by the Act, it is declared that no director or officer shall be disqualified by reason of being a director or officer of the Corporation from, or be required to vacate his position as a director or officer by reason of, holding any other office, employment or other position with or having any pecuniary interest with respect to the Corporation or any other body corporate or contracting with or being otherwise in any way directly or indirectly interested in or concerned with any contract, transaction or arrangement made or proposed to be made with the Corporation or being a director or officer or acting in a similar capacity of, or having any interest in, another party to such contract, transaction or arrangement.  No such contract, transaction or arrangement shall be void or voidable for any such reason and no director or officer shall be liable to account to the Corporation or others for any profit arising from any such office, employment or other position or pecuniary interest or realized in respect of any such contract, transaction or arrangement, except in all cases as otherwise provided in the Act.

A director or officer of the Corporation who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation, or is a director or an officer  or individual acting in a similar capacity of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided in the Act.  Except as provided in the Act, no such director of the Corporation shall vote on any resolution to approve such contracts but each such director may be counted to determine the presence of a quorum at the meeting of directors where such vote is being taken.

The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board of directors.  If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall have an interest in a person which is employed by or performs services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation shall not disentitle such director or officer or such person, as the case may be, from receiving proper remuneration for such services.

19.

For the Protection of Directors and Officers.  Subject to any applicable statutory provisions and without limiting the right, immunities and protections to which a person is otherwise entitled, no director or officer and no other individual who acts at the Corporation's request as a director or officer, or in a similar capacity, of another entity, shall be liable for:

(a)

the acts, receipts, neglects or defaults of any other person;

(b)

joining in any receipt or other act for conformity;

(c)

any loss, damage or expense to the Corporation or other entity arising from the insufficiency or deficiency of title to any property acquired by or on behalf of the Corporation or other entity;

(d)

the insufficiency or deficiency of any security in or upon which any monies of the Corporation or other entity are placed out or invested;

(e)

any loss, damage or expense arising from the bankruptcy, insolvency, act or omission of any person, including any person with whom any monies, securities or other property of the Corporation or other entity are lodged or deposited;

(f)

any loss, damage or expense occasioned by any error of judgment or oversight; or

(g)

any other loss, damage or expense related to the performance or non-performance of the duties of that individual's office.

INDEMNITIES TO DIRECTORS AND OFFICERS

20.

Indemnity to Directors and Officers.  Subject to the limitations contained in the Act, but without limiting the right of the Corporation to indemnify any individual under the Act or otherwise to the full extent permitted by law, the Corporation:

(a)

shall indemnify each director or officer or former director or officer and each other individual who acts or has acted at the Corporation's request as a director or officer, or in a similar capacity, of another entity (and each such individual's respective heirs and personal representatives), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, provided:

(i)

the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request; and

(ii)

in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful; and

(b)

shall advance monies to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subparagraph 20(a) hereof in accordance with and subject to the Act.

Notwithstanding the foregoing, any such indemnity or advance of monies in respect of an action referred to in subparagraph 20(a) hereof by or on behalf of the Corporation or other entity in respect of which an individual has acted as director or officer or in a similar capacity at the request of the Corporation to procure judgment in its favour shall be subject to approval of a court.

21.

Insurance.  Subject to the provisions of the Act, the Corporation may purchase and maintain insurance for the benefit of any individual referred to in subparagraph 20(a) hereof against any liability incurred by the individual (a) in that individual's capacity as a director or officer of the Corporation; or (b) in that individual's capacity as a director or officer, or similar capacity, of another entity, if the individual acts or has acted in that capacity at the Corporation's request.

The provisions of paragraphs 18 to 21 of this by-law shall be in addition to and not in substitution for or limitation of any rights, immunities and protections to which a person is otherwise entitled.

OFFICERS

22.

Appointment.  The board of directors may annually or more often as may be required appoint a Chairman of the Board, a Vice-Chairman of the Board, a President, a Managing Director, one or more Vice-Presidents, a Secretary, a Treasurer, one or more Assistant Secretaries, one or more Assistant Treasurers and/or a General Manager or Manager.  Notwithstanding the foregoing, each incumbent officer shall continue in office until the earliest of: (a) his resignation, which resignation shall be effective at the time a written resignation is received by the Corporation or at the time specified in the resignation, whichever is later, (b) the appointment of his successor, (c) his ceasing to be a director if such is a necessary qualification of his appointment, (d) the meeting at which the board of directors annually appoint the officers of the Corporation, (e) his removal, and (f) his death.  A director may be appointed to any office of the Corporation but none of the officers except the Chairman of the Board, the Vice-Chairman of the Board and the Managing Director need be a member of the board of directors.  Two or more of the aforesaid offices may be held by the same person.  In case and whenever the same person holds the offices of Secretary and Treasurer he may but need not be known as the Secretary-Treasurer.  The board of directors may from time to time appoint such other officers and agents as it shall deem necessary who shall have such authority and shall perform such duties as may from time to time be prescribed by the board of directors; and subject to the Act, the board of directors may entrust to and bestow upon any officer any of the powers exercisable by them upon such terms and conditions and with such restrictions they think fit.  The board of directors may from time to time and subject to the provisions of the Act, vary, add to or limit the duties and powers of any officer.

23.

Remuneration and Removal.  The remuneration of all officers appointed by the board of directors shall be determined from time to time by resolution of the board of directors.  The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be determined.  All officers, in the absence of agreement to the contrary, shall be subject to removal by resolution of the board of directors at any time, with or without cause.

24.

Powers and Duties.  All officers shall sign such contracts, documents or instruments in writing as require their respective signatures and shall respectively have and perform all powers and duties incident to their respective offices and such other powers and duties respectively as may from time to time be assigned to them by the board of directors.

25.

Duties may be delegated.  In case of the absence or inability to act of any officer of the Corporation except the Managing Director or for any other reason that the board of directors may deem sufficient, the board of directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

26.

Chairman of the Board.  The Chairman of the Board (if any) shall, when present, preside as chairman at all meetings of the directors, the committee of directors (if any) and the shareholders.

27.

Vice-Chairman of the Board.  If the Chairman of the Board is absent or is unable or refuses to act, the Vice-Chairman of the Board (if any) shall, when present, preside as chairman at all meetings of the directors, the committee of directors (if any) and the shareholders.

28.

President.  The President shall be the chief executive officer of the Corporation unless otherwise determined by the board of directors.  The President shall be vested with and may exercise all the powers and shall perform all the duties of the Chairman of the Board and/or Vice-Chairman of the Board if none be appointed or if the Chairman of the Board and the Vice-Chairman of the Board are absent or are unable or refuse to act; provided, however, that unless he is a director he shall not preside as chairman at any meeting of directors or of the committee of directors (if any) or, subject to paragraph 42 of this by-law, at any meeting of shareholders.

29.

Vice-President.  The Vice-President or, if more than one, the Vice-Presidents, in order of seniority, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President; provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of directors or of the committee of directors (if any) or, subject to paragraph 42 of this by-law, at any meeting of shareholders.

30.

Secretary.  The Secretary shall give or cause to be given notices for all meetings of the directors, the committee of directors (if any) and the shareholders when directed to do so and shall have charge of the minute and record books of the Corporation and, subject to the provisions of paragraph 51 of this by-law, of the records (other than accounting records) referred to in Section 20 of the Act.  The Secretary shall, when present, act as secretary of meetings of the board of directors and of the shareholders.

31.

Treasurer.  Subject to the provisions of any resolution of the board of directors, the Treasurer shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the board of directors may direct.  He shall keep or cause to be kept the accounting records referred to in Section 20 of the Act.  He may be required to give such bond for the faithful performance of his duties as the board of directors in its uncontrolled discretion may require but no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

32.

Assistant Secretary and Assistant Treasurer.  The Assistant Secretary or, if more than one, the Assistant Secretaries in order of seniority, and the Assistant Treasurer or, if more than one, the Assistant Treasurers in order of seniority, shall respectively perform all the duties of the Secretary and the Treasurer, respectively, in the absence or inability or refusal to act of the Secretary or the Treasurer, as the case may be.

33.

Managing Director.  The Managing Director shall be a member of the board of directors and shall exercise such powers and have such authority as may be delegated to him by the board of directors in accordance with the Act.

34.

General Manager or Manager.  The board of directors may from time to time appoint one or more General Managers or Managers and may delegate to him or them full power to manage and direct the business and affairs of the Corporation (except such matters and duties as by law must be transacted or performed by the board of directors and/or by the shareholders) and to employ and discharge agents and employees of the Corporation or may delegate to him or them any lesser authority.  A General Manager or Manager shall conform to all lawful orders given to him by the board of directors of the Corporation and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation.  Any agent or employee appointed by the General Manager or Manager shall be subject to discharge by the board of directors.

35.

Vacancies.  If the office of any officer of the Corporation shall be or become vacant by reason of death, resignation, disqualification or otherwise, the board of directors may appoint a person to fill such vacancy.

SHAREHOLDERS' MEETINGS

36.

Annual Meeting.  Subject to the Act, the annual meeting of the shareholders shall be held on such day in each year and at such time as the board of directors may determine at any place within Canada or, if all of the shareholders entitled to vote at such meeting so agree, outside Canada.

37.

Special Meetings.  Special meetings of the shareholders may be convened by order of the Chairman of the Board, the Vice-Chairman of the Board, the Managing Director, the President if he is a director, a Vice-President if he is a director or by the board of directors at any date and time and at any place within Canada or, if all of the shareholders entitled to vote at such meeting so agree, outside Canada.

38.

Notice of Shareholders' Meetings.  Subject to the Act, the board may call a meeting of shareholders by causing notice of the time, place and, when required by the Act, purposes of the meeting, to be given to each shareholder entitled to vote at the meeting and registered on the records of the Corporation on the record date for the purpose of determining the shareholders entitled to receive notice of the meeting, each director and the auditor.  Subject to the Act and any applicable securities law or policy, such notice shall be given no less than 21 days and no more than 60 days before the meeting if the Corporation is a distributing corporation or no less than 10 days and no more than 60 days before the meeting if the Corporation is not a distributing corporation.  Notice of a meeting at which special business, as defined in Section 135(5) of the Act, is to be transacted shall state (a) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and (b) the text of any special resolution to be submitted to the meeting.  Provided that a meeting of shareholders may be held for any purpose on any day and at any time without notice if all of the shareholders and all other persons entitled to attend such meeting are present in person or deemed to be present or, where appropriate, represented by proxy at the meeting (except where a shareholder or other person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all of the shareholders and all other persons entitled to attend such meeting who are not present or, where appropriate, represented by proxy thereat waive notice before or after the date of such meeting.

39.

Waiver of Notice.  A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of a meeting of shareholders and attendance of any such person at a meeting of shareholders shall constitute a waiver of notice of the meeting except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

40.

Omission of Notice.  The accidental omission to give notice of any meeting or any irregularity in the notice of any meeting or the non-receipt of any notice by any shareholder or shareholders entitled to notice, director or directors or the auditor of the Corporation shall not invalidate any resolution passed or any proceedings taken at any meeting of shareholders.

41.

Voting.  Unless the chairman of a meeting of shareholders directs a ballot or a voting person demands one, each motion shall be voted upon by a show of hands.  Each voting person has 1 vote in a vote by show of hands.  A ballot may be directed or demanded either before or after a vote by show of hands.  If a ballot is taken, a prior vote by show of hands has no effect.  A ballot so directed or demanded shall be taken in such manner as the Chairman of the meeting shall direct.  If a ballot is taken, each voting person shall be entitled with respect to each share which he is entitled to vote at the meeting upon the motion, to one vote or such other number of votes as may be provided by the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said motion.  Subject to compliance with the Act, any vote at a meeting of shareholders may be taken in whole or in part by means of a telephonic, electronic or other communication facility that the Corporation has made available for that purpose.  Unless a ballot is directed or demanded, an entry in the minutes of a meeting to the effect that the chair of the meeting declared a resolution to be carried or defeated is, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Where two or more persons hold the same share or shares jointly, one of these holders present at a meeting of shareholders may, in the absence of the other or others, vote the share or shares but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the share or shares jointly held by them.

42.

Chairman of the Meeting.  In the event that the Chairman of the Board and the Vice-Chairman of the Board are absent or decline to act as chairman of the meeting, the President is absent, declines to act as chairman of the meeting or is not a director and there is no vice-president present who is a director or such vice-president declines to act as chairman of the meeting, the directors present shall choose one of their number to be the chairman of the meeting and if no director is present or if all the directors present decline to act as chairman of the meeting then the persons who are present and entitled to vote shall choose by ordinary resolution one of their number to be chairman of the meeting.

43.

Proxies.  Votes at meetings of shareholders may be given either personally or by proxy.  In the case of a shareholder who is a body corporate or association, the corporation shall recognize any individual authorized by resolution of the board of directors or governing body of the body corporate or association to represent it at meetings of shareholders of the Corporation.

A proxy shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a body corporate or association, by an officer or attorney thereof duly authorized and is valid only at the meeting in respect of which it is given or any adjournment thereof.

A person appointed by proxy need not be a shareholder.

Subject to the provisions of the Act, a proxy may be in substantially the following form:

The undersigned shareholder of ____________ hereby appoints ______________ or failing him, ________________ or instead of either of them, _____________________ as the proxyholder of the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of the shareholders of the said corporation to be held on ______________, 20___ and at any adjournment or adjournments thereof in the same manner, to the same extent and with the same power as if the undersigned were present at the said meeting or such adjournment or adjournments thereof.

DATED this ____ day of ____________ 20__.

__________________________

Signature of Shareholder

The board of directors may from time to time make regulations regarding the lodging of proxies at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and for particulars of such proxies to be electronically transmitted, or sent by fax or in writing before the meeting or adjourned meeting to the Corporation or any agent of the Corporation for the purpose of receiving such particulars and providing that proxies so lodged may be voted upon as though the proxies themselves were produced at the meeting or adjourned meeting and votes given in accordance with such regulations shall be valid and shall be counted.  The chairman of any meeting of shareholders may, subject to any regulations made as aforesaid, in his discretion accept electronic transmission or facsimile or written communication as to the authority of any person claiming to vote on behalf of and to represent a shareholder entitled to vote at the  meeting notwithstanding that no proxy conferring such authority has been lodged with the Corporation, and any votes given in accordance with such electronic transmission or facsimile or written communication accepted by the chairman of the meeting shall be valid and shall be counted.

44.

Adjournment.  The chairman of any meeting may by ordinary resolution of the meeting adjourn the same from time to time to a fixed time and place and no notice of such adjournment need be given to the shareholders unless the meeting is adjourned by one or more adjournments for an aggregate of thirty days or more in which case notice of the adjourned meeting shall be given as for an original meeting.  Any business may be brought before or dealt with at any adjourned meeting for which no notice is required which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat.  The voting persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting.  If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

45.

Quorum.  A quorum at any meeting of shareholders (unless a greater number of voting persons is required to be present or deemed to be present or a greater number of shares is required to be represented by the Act or by the articles or any other by-law) shall be voting persons present or deemed to be present not being less than two in number and holding or representing more than ten percent of the total number of the issued shares of the Corporation for the time being entitling the holders thereof to vote at such meeting.  Notwithstanding the foregoing, if the Corporation has only one shareholder, or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.  No business shall be transacted at any meeting unless the requisite quorum be present or deemed to be present at the time of the transaction of such business.  If a quorum is not present or deemed to be present at the time appointed for a meeting of shareholders or within such reasonable time thereafter as the voting persons present or deemed to be present may determine, the voting persons present or deemed to be present may adjourn the meeting to a fixed time and place but may not transact any other business and the provisions of paragraph 44 of this by-law with regard to notice shall apply to such adjournment.

46.

Attendance at Shareholders' Meeting.  The only persons entitled to attend a meeting of shareholders are voting persons, the directors, the auditor and the president, if any, as well as others permitted by the chairman of the meeting.  Any person entitled to attend a meeting of shareholders may participate in the meeting in accordance with the Act by means of a telephonic, electronic or other communication facility made available by the Corporation that permits all participants to communicate adequately with each other during the meeting and a person participating in a meeting by such means is deemed to be present at the meeting.  Subject to compliance with the Act, a meeting of the shareholders called by either the directors or the shareholders may be held entirely by means of such telephonic, electronic or other communications facility that permits all participants to communicate adequately which each other during the meeting if the directors or shareholders calling the meeting so determine.

47.

Resolution in lieu of Meeting.  Notwithstanding any of the provisions of this by-law a resolution in writing signed by all of the shareholders entitled to vote on that resolution at a meeting of the shareholders is, subject to Section 142 of the Act, as valid as if it had been passed at a meeting of the shareholders.

SECURITIES

48.

Allotment and Issuance of Shares.  Subject to the provisions of Section 25 of the Act, the articles, by-laws and any unanimous shareholder agreement, shares in the capital of the Corporation may be allotted and issued by the board of directors at such times and on such terms and conditions and to such persons or class of persons as the board of directors determines.

49.

Certificates.  Subject to the Act and paragraph 50 hereof, security certificates shall be in such form as the board of directors may approve or the Corporation adopts and such certificates shall be signed manually by at least one of the following persons or the signature shall be printed or otherwise mechanically reproduced on the certificate:

(a)

a director or officer of the Corporation;

(b)

a registrar, transfer agent or branch transfer agent of the Corporation or an individual on their behalf, and

(c)

a trustee who certifies it in accordance with a trust indenture.

A security certificate containing the signature of a person which is printed or otherwise mechanically reproduced thereon may be issued by the Corporation notwithstanding that the person has ceased to be a director or an officer, as the case may be, of the Corporation and shall be as valid as if he were a director or an officer, as the case may be, at the date of its issue.

TRANSFER OF SECURITIES

50.

Transfer Agent and Registrar.  The board of directors may from time to time appoint or remove one or more transfer agents and/or branch transfer agents and/or registrars and/or branch registrars (which may or may not be the same individual or body corporate) for the securities issued by the Corporation in registered form (or for such securities of any class or classes) and may provide for the registration of transfers of such securities (or such securities of any class or classes) in one or more places and such transfer agents and/or branch transfer agents and/or registrars and/or branch registrars shall keep all necessary books and registers of the Corporation for the registering of such securities (or such securities of the class or classes in respect of which any such appointment has been made).  In the event of any such appointment in respect of the securities (or the securities of any class or classes) of the Corporation, all security certificates issued by the Corporation in respect of the securities (or the securities of the class or classes in respect of which any such appointment has been made) of the Corporation shall be countersigned by or on behalf of one of the said transfer agents and/or branch transfer agents and/or by or on behalf of one of the said registrars and/or branch registrars, if any, which signature shall be in addition to a manual, printed or otherwise mechanically reproduced signature of a director or officer of the Corporation.

51.

Securities Registers.  A central securities register of the Corporation shall be kept at the registered office of the Corporation or at such other office or place in Canada as may from time to time be designated by the board of directors and a branch securities register or registers may be kept at such office or offices of the Corporation or other place or places, either in or outside Canada, as may from time to time be designated by the board of directors.

52.

Surrender of Certificates.  Subject to the Act and the provisions of paragraph 54 of this by-law, no transfer of a security issued by the Corporation shall be registered unless the security certificate representing the security to be transferred has been surrendered or, if no security certificate has been issued by the Corporation in respect of such security, unless a duly executed instrument of transfer in respect thereof has been delivered to the Corporation or its transfer agent, as the case may be.

53.

Shareholder indebted to the Corporation.  If so provided in the articles of the Corporation, the Corporation has a lien on a share registered in the name of a shareholder or his personal representative for a debt of that shareholder to the Corporation.  Such lien on a share of the Corporation may, subject to the Act, be enforced as follows:

(a)

where such share is redeemable pursuant to the articles of the Corporation, by redeeming such share and applying the redemption price to such debt;

(b)

by purchasing such share for cancellation for a price equal to the book value of such share and applying the proceeds to such debt;

(c)

by selling such share to any third party whether or not such party is at arm's length to the Corporation including, without limitation, any officer or director of the Corporation, for the best price which the board of directors in their sole discretion consider to be obtainable for such share and applying the proceeds to such debt;

(d)

by refusing to permit the registration of a transfer of such share until such debt is paid; or

(e)

by any other means permitted by law.

54.

Lost, Apparently Destroyed or Wrongfully Taken Security Certificates.  Subject to the Act, in case of the loss, apparent destruction or wrongful taking of a security certificate, a new certificate may be issued in replacement of the one lost, apparently destroyed or wrongfully taken or a transfer of the securities represented by such certificate may be registered, upon such terms as the board of directors may from time to time prescribe, either generally or in respect of any particular loss, apparent destruction or wrongful taking of a security certificate.

DIVIDENDS

55.

Dividends.  The board of directors may from time to time declare and the Corporation may pay dividends on the issued and outstanding shares in the capital of the Corporation subject to the provisions (if any) of the articles of the Corporation.

The board of directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

(a)

the Corporation is, or after the payment would be, unable to pay its liabilities as they become due; or

(b)

the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

The Corporation may pay a dividend by issuing fully paid shares of the Corporation and, subject to the foregoing, the Corporation may pay a dividend in money or property.

In case several persons are registered as the joint holders of any shares, any one of such persons may give effectual receipts for all dividends and payments on account of dividends and/or redemption of shares (if any) subject to redemption.

VOTING SHARES AND SECURITIES IN OTHER BODIES CORPORATE

56.

Voting Shares and Securities in Other Bodies Corporate.  All of the shares or other securities carrying voting rights of any other body corporate held from time to time by the Corporation may be voted at any and all meetings of shareholders or holders of other securities (as the case may be) of such other body corporate and in such manner and by such person or persons as the board of directors of the Corporation shall from time to time determine.  The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the board of directors.

INFORMATION AVAILABLE TO SHAREHOLDERS

57.

Confidential Information Not Available to Shareholders.  Except as provided by the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which in the opinion of the board of directors it would be inexpedient in the interests of the Corporation to communicate to the public.

58.

Availability of Corporate Records to Shareholders.  The board of directors may from time to time, subject to rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right to inspect any document or book or register or accounting record of the Corporation except as conferred by statute or authorized by the board of directors or by a resolution of the shareholders.

NOTICES

59.

Procedure for Giving Notices.  Any notice (which term includes any communication or document) to be given pursuant to the Act, the articles, the bylaws or otherwise to a shareholder or other securityholder of the Corporation, director, officer or auditor shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person's address as shown in the records of the Corporation, or in the case of the auditor only, its business address, or mailed to the person at such address, postage prepaid, or, if the person consents, provided by electronic document in accordance with the Act.  Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed.  Any notice so delivered shall be deemed to have been received when it is delivered personally or at the address as aforesaid.  Except as otherwise specified by law or where permitted, by contract, any such notice mailed or provided by electronic document as aforesaid shall be deemed to have been received at the time specified in the Act.

Subject to the Act and the by-laws, notice may be waived or the time for the notice may be waived or abridged at any time with the consent in writing of the person entitled thereto.  Waiver, either before or after the event, shall cure any defect in giving the notice to such person.

All actions taken at a meeting in respect of which a notice has been given shall be valid even if:

(a)

by accident, notice was not given to any person;

(b)

notice was not received by any person; or

(c)

there was an error in a notice that did not affect the substance of the notice.

If a notice is sent to a shareholder by prepaid mail in accordance with this paragraph and the notice is returned on three consecutive occasions because the shareholder cannot be found, it shall not be necessary to send any further notices to the shareholder until he informs the Corporation in writing of his new address.

60.

Securities registered in more than one name.  All notices (including any communication or document) with respect to any securities of the Corporation registered in more than one name shall be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery to all of the holders of such securities.

61.

Persons becoming entitled by operation of law.  Subject to Section 51 of the Act, every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any securities of the Corporation shall be bound by every notice (including any communication or document) in respect of such securities which, previous to his name and address being entered in the records of the Corporation, shall have been duly given to the person or persons from whom he derives his title to such securities.

62.

Deceased Security Holders.  Subject to Section 51 of the Act, any notice (including any communication or document) given to any shareholder or other security holder of the Corporation in accordance with paragraph 59 of the by-laws as the same appears in the records of the Corporation shall, notwithstanding that such security holder be then deceased, and whether or not the Corporation has notice of his decease, be deemed to have been duly served in respect of the securities held by such security holder (whether held solely or with any other person or persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice on his heirs, executors or administrators and on all persons, if any, interested with him in such securities.

63.

Signature to notices.  The signature of any director or officer of the Corporation on any notice to be given by the Corporation may be written, stamped, typewritten or printed  or otherwise mechanically or electronically reproduced or partly written, stamped, typewritten, printed or otherwise mechanically or electronically reproduced.

64.

Computation of time.  Where a given number of days' notice or notice extending over a period is required to be given under any provisions of the articles or by-laws of the Corporation the day of service or posting of the notice of document shall not, unless it is otherwise provided, be counted in such number of days or other period.

65.

Proof of service.  With respect to every notice (including any communication or document) sent by post it shall be sufficient to prove that the envelope or wrapper containing the notice was properly addressed as provided in paragraph 59 of this by-law and put into a Post Office or into a letter box.  A certificate of an officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to facts in relation to the sending or delivery of any notice (including any communication or document) to any security holder, director, officer or auditor or publication of any notice shall be conclusive evidence thereof and shall be binding on every security holder, director, officer or auditor of the Corporation, as the case may be.

CHEQUES, DRAFTS AND NOTES

66.

Cheques, Drafts and Notes.  All cheques, drafts or orders for the payment of money and all notes and acceptances and bills of exchange shall be signed by such officer or officers or person or persons, whether or not officers of the Corporation, and in such manner as the board of directors may from time to time designate.

CUSTODY OF SECURITIES

67.

Custody of Securities.  All shares and other securities owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the board of directors, with such other depositaries or in such other manner as may be determined from time to time by the board of directors.

All shares and other securities belonging to the Corporation may be issued or held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer to be completed and registration to be effected.

EXECUTION OF INSTRUMENTS

68.

Execution of Instruments.  Any documents or class of documents requiring the signature of the Corporation shall be signed:

(a)

in the manner and by such individual as shall have been authorized by resolution of the board to sign such document or such class of documents;

(b)

in the absence of such resolution, by:

(i)

any one of the Chairman of the Board, the Vice-Chairman of the Board, the Managing Director, the President or a Vice-President together with any one of the Secretary or the Treasurer;

(ii)

any two directors; or

(iii)

any one of the aforementioned officers together with any one director;

and when so signed shall be binding upon the Corporation without further act of formality.  Except as otherwise provided herein, the signature of any individual authorized to sign on behalf of the Corporation may, if authorized by resolution of the board or permitted herein, be written, printed, or otherwise mechanically or electronically reproduced as contemplated by the Act.  Anything so signed shall be as valid as if it had been signed manually, even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the board.

The corporate seal of the Corporation, if any, may be affixed to contracts, documents and instruments in writing signed as aforesaid or by any officer or officers, person or persons, appointed as aforesaid by the board of directors but any such contract, document or instrument is not invalid merely because the corporate seal, if any, is not affixed thereto.

FINANCIAL YEAR

69.

Financial Year.  The financial year of the Corporation shall terminate on such date in each year as the board of directors may from time to time determine.

EFFECTIVE DATE

70.

Effective Date.  This amended by-law shall come into force and effect on approval of the board.

MAKE, AMEND OR REPEAL BY-LAWS

71.

Make, Amend or Repeal of By-laws.  Subject to compliance with the Act, the board may make, amend or repeal one or more by-laws by passing a by-law to that effect.

72.

Effect of Amendment or Repeal of By-laws.  The amendment or repeal of any by-law in whole or part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such amendment or repeal.  All directors, officers and other persons acting under any by-law amended or repealed in whole or part shall continue to act as if elected or appointed under the provisions of this by-law.

Amended as Approved by the Board of Directors on the   25th   day of     July    , 2002.

/ s / Michael Abrams	/ s / W.J. Adams
President	Secretary

Confirmed by the Shareholders in accordance with the Act on the   19th   day of   September  , 2002.

/ s / W.J. Adams
Secretary

AnorMED Inc.

BY-LAW NO.  2

A by-law respecting the borrowing of money by the Corporation.

1.

In addition to, and without limiting such other powers which the Corporation may by law possess, the directors of the Corporation may without authorization of the shareholders:

A.

borrow money upon the credit of the Corporation;

B.

issue, reissue, sell, pledge or hypothecate debt obligations of the Corporation;

C.

give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

D.

mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

The words "debt obligation" as used in this paragraph mean a bond, debenture, note or other evidence of indebtedness or guarantee of the Corporation, whether secured or unsecured.

2.

The directors may from time to time by resolution delegate the powers conferred on them by paragraph 1 of this by-law to a director, a committee of directors or an officer of the Corporation.

3.

The powers hereby conferred shall be deemed to be in supplement of and not in substitution for any powers to borrow money for the purposes of the Corporation possessed by its directors or officers independently of a borrowing by-law.

4.

This amended by-law shall come into force and effect on approval of the board.

Amended as Approved by the Board of Directors on the   25th   day of   July  , 2002.

/ s / Michael Abrams	/ s / W.J. Adams
President	Secretary

Confirmed by the Shareholders in accordance with the Act on the   19th   day of   September  , 2002.

/ s / W.J. Adams
Secretary

Bylaw No. 3

A By-law Relating to the Business and Affairs
of

AnorMED Inc.

 By-law No. 1 of the Corporation is hereby amended by deleting section 71 thereof and substituting therefor the following:

"71.

Make, Amend or Repeal of By-laws.  Subject to compliance with the Act, the board may, by resolution, make, amend or repeal any by-law of the Corporation that regulates the business or affairs of the Corporation."

MADE by the Board on the 13th day of April, 2004.
/ s / Michael Abrams	/ s / W.J. Adams
President	Secretary

Confirmed by the Shareholders in accordance with the Act on the         day of                        , 2004.

Secretary